Mail Stop 3561

December 16, 2009

Mr. Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

     Re: **athenahealth, Inc.**
               Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 2, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed April 24, 2009
               File No. 001-33689

Dear Mr. Bush:

     We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the related filing and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Michael Bison
       Goodwin Procter LLP
       Via Facsimile